Exhibit 16.2

For Immediate Release

Press Contacts:
Martin Copus                                David A. Kaminer
NeoMedia Technologies, Inc.                 The Kaminer Group
+(239)-246-9889 or +44 7766 801818          +(914) 684-1934
mcopus@neom.com                             dkaminer@kamgrp.com


                   NeoMedia Signs Operating Agreement in China
                 to Sell qode 'Direct-to-Web' Technology in Asia

FORT MYERS, Fla., and BEIJING, July 27, 2006 - NeoMedia Technologies, Inc. (OTC
BB: NEOM), an innovator in market-driven technologies, announced today that it has expanded its presence and broadened its business opportunities in China by signing an operating agreement with a China-based company. The operating agreement follows a marketing agreement, also with Shang Fang Wei Ye Technology Development Limited Company of Beijing, a subsidiary of Beijing Sino-U.S. Jinche Yingang Auto Technological Services Ltd., to introduce and market NeoMedia's patented qode(R) (www.qode.com) direct-to-Web technology in key markets in Asia.

"NeoMedia has quickly established a relationship and extended its inroads in China," said Charles T. Jensen, the company's president and CEO. "In Shang Fang, we have a partner that brings great knowledge of the ways and means of doing business in its country and who shares NeoMedia's desire to bring qode and our other patented technologies to market today."

Mr. Jensen said the purpose of the operating agreement is to pool the activities of both parties "so as to best realize synergies. NeoMedia and Shang Fang recognize and will work to meet the requirements of both companies while keeping an eye trained on the evolving needs of the marketplace in China, partnering to develop and introduce new products and explore new opportunities."

Doing Business in the 'Capital of Hand-held Communications'

Mr. Jensen said that NeoMedia "knows full well that Asia is out in front in its use of the Mobile Internet as an everyday means of business. Camera cell phones and PDA's are everywhere, and China is now the `capital of hand-held communications', with more handsets in use than any other country in the world. A key to our worldwide expansion plans for NeoMedia is having a strong and growing presence in China, and with this agreement today, we believe we are well underway toward achieving this goal."

NeoMedia's primary role will be as the main interface to mobile operators, with the company primarily responsible for demonstrating environments as well as developing demonstration products for mobile systems, service network environment enablers, and mobile application solutions and services. Shang Fang's primary role will be to provide an interface with various Asian governments as well as to identify and help negotiate with potential commercial partners of qode in that part of the world.
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NeoMedia's qode technology provides the means for consumer-oriented companies and enterprise organizations to link their products and services directly to specific relevant Web pages on the Mobile Internet, to be available anytime and anywhere. Users of qode-enabled camera cell phones or PDA's can click on 2-dimensional barcodes with their handset's camera, or enter a brand name, keyword or UPC digits in the qodewindow(TM) text bar to access multimedia information, request/receive coupons, tickets, samples, advertising and more, via the Mobile Internet.

Martin Copus, NeoMedia's COO and head of NeoMedia Mobile, said that "more than 1 million new subscribers to mobile services come on line each month in China, which is already home to over a quarter of the world's cell phone users today. This is a vast market for mobile devices, and we have what we believe is true utility and value in applications running on our technology. This is a very exciting time and marketplace, and NeoMedia is excited to be early into China with our direct-to-mobile-Web qode platform and handset software," he said.

Mr. Copus said that the reach of the partnership between NeoMedia and Shang Fang will extend to China's special administrative regions of Hong Kong and Macau, as well as to Taiwan (R.O.C.).

About NeoMedia Technologies, Inc.
NeoMedia Technologies, Inc. (www.neom.com), is a diversified global company offering leading edge, technologically advanced products and solutions for companies and consumers, built upon its solid family of patented products and processes, and management experience and expertise. Its NeoMedia Mobile group of companies offers end-to-end mobile enterprise and mobile marketing solutions, through its flagship qode(R) direct-to-mobile-web technology and ground-breaking products and services from 4 (shortly to be 5) of the USA's and Europe's leading mobile marketing providers. By linking consumers and companies to the interactive electronic world, NeoMedia delivers one-to-one, permission-based, personalized and profiled dialogue--anytime and anywhere.

The qode suite of easy-to-use, market-driven products and applications are based on a strong foundation of patented technology, comprising the qode (www.qode.com) platform, qodereader(TM) and qodewindow(TM), all of which provide One Click to Content(TM) connectivity for products, print, packaging and other physical objects to link directly to specific desired content on the mobile Internet.

NeoMedia's recently acquired companies and offerings include 12snap AG (www.12snap.com), Mobot, Inc. (www.Mobot.com), a Lexington, Massachusetts-based pioneer in mobile visual recognition technology; Sponge Ltd. (www.spongegroup.com), a London, UK-based leader in developing and implementing mobile marketing applications and content delivery; and Gavitec AG - mobile digit (www.gavitec.com), a Wurselen, Germany-based leading provider of mobile technology and marketing solutions.

This press release contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. With the exception of historical information contained herein, the matters discussed in this press release involve risk and uncertainties. Actual results could differ materially from those expressed in any forward-looking statement.

qode and PaperClick are registered trademarks, and qodereader, qodewindow and One Click to Content are trademarks of NeoMedia Technologies, Inc. Other trademarks are properties of their respective owners.